SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED

HIGH INCOME MASTER PORTFOLIO LLC
Exact Name of Registrant

NOTIFICATION OF ELECTION

           High Income Master Portfolio LLC (the “Portfolio”), an open-end investment company registered with the Securities and Exchange Commission (the “Commission”) under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby notifies the Commission that it elects to commit itself to pay in cash all redemptions by an interest holder of record as provided by Rule 18f-1 under the 1940 Act (the “Rule”). The Portfolio understands that this election is irrevocable while the Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

           Pursuant to the requirements of Rule 18f-1 under the 1940 Act, the Portfolio has caused this Notification of Election to be duly executed on its behalf in the City of Dallas and the State of Texas on December 23, 2004.

HIGH INCOME MASTER PORTFOLIO LLC By: /s/ Mark Okada Mark Okada Authorized Signatory

Attest: /s/ M. Jason Blackburn
             M. Jason Blackburn